Exhibit 99.7
CNBC India Question and Answer session

INFOSYS LIMITED
CNBC INDIA QUESTION AND ANSWER SESSION
April 13, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-founder and Chief Executive Officer and Managing Director.

V. Balakrishnan
Member of the Board & Chief Financial Officer

Ashok Vemuri
Member of the Board – Head of Americas and Global Head of Manufacturing, and Engineering Services

BG Srinivas
Member of the Board – Head of Europe and Global Head of Financial Services & Insurance

Sanjay Purohit
Senior Vice President, Global Head of Products, Platforms and Solutions

Swaminathan D.
Chief Executive Officer and Managing Director, Infosys BPO

INTERVIEWER

Udayan Mukherjee
CNBC

Mitali Mukherjee
CNBC

Udayan Mukherjee

We have got S.D. Shibulal and V. Balakrishnan joining in. Gentlemen, good morning. Thanks for joining in. Shibu, you are guiding for 8-10% growth. The NASSCOM guidance for the sector is 11-14%, I have never known a time when Infosys is saying it that it will grow at a significant lower pace compared to the industry. Why did you have to guide so moderately?

S.D. Shibulal

Udayan, as you can see we have been through a difficult quarter. It has been a pretty challenging quarter for us. We have seen unprecedented convergence of multiple events during the quarter. We had seen contract delays, we had seen delays in some of the anticipated ramp-ups which we had planned. We have seen ramp downs in quite a few accounts especially in financial services and in the US. Most of it happened during the end of the quarter. That is another factor. When we entered the quarter, we had visibility for about 95% of our business and during the quarter we catch up. Now when these kinds of events happen during the end of the quarter, especially in a converged fashion, it makes things difficult quarter for us and you can see what happened in this quarter. We are in a new normal. We are actually operating in a pretty volatile environment. Actually, it is a very bold thing to do, to stand up in the beginning of the quarter and make a guidance. In the beginning of the year, our visibility for the entire year is only 65% and beginning of the quarter it is 95%. So, to give guidance in this new normal where there is global volatility, there is lack of client confidence. While we are seeing that the budgets are closed and are marginally down, the visibility in the spending, the confidence of spending by the client is quite low. In financial services, what we are seeing is a zero-based budget which is month-to-month. To give a guidance in such a complex environment itself, is a pretty bold statement to make.

Udayan Mukherjee

Why did you have to give guidance? Did you think that 8-10% which is lower than the sector guidance would be better off than not giving guidance at all? Because that was an option, you could have said it is too uncertain, I will not guide.

S.D. Shibulal

We have always said that our guidance is a statement of facts. It reflects our reality, our client base, our opportunities and the pipeline. It is a statement of facts. We always see that statement of facts. Whether it is a difficult situation, whether it is a good situation, we should make that statement. Our guidance even in this year is a statement of fact as we see it at this point in time.

Mitali Mukherjee

Which is actually what is making people more cautious about your company versus the others, Shibu. Because this point that you are making about March seeing a bigger slip down is sitting at odds with what the other IT companies are saying which is that March is when the ramp-up began. Can you just explain what exactly the problem is with the nature of these ramp downs and whether it is just an existing client problem or it is also a new client problem?

S.D. Shibulal

As I said, we have seen ramp downs during the quarter especially in the financial services segment in North America. We have also seen some leadership changes in a couple of accounts. While we were entering the quarter, there was no sign of ramp downs. Suddenly, we are seeing that the confidence in the global economy has come down but at the end of the day these are our clients. Our clients will determine our fate and our reality. It is a reflection of what we are doing in the market also. Our dependence on the discretionary spend is comparatively higher. For example, our consulting and system integration revenue is approximately 30% plus. That means your dependence on the discretionary spend is higher. Our average life span of the discretionary spend is probably about 3 to 4 quarters. Every quarter we have to review.

Mitali Mukherjee

Yes, just to explain myself better, Shibu. What I am trying to get at is on this ramp-down issue. Is it something that you see going into the next quarter because your Q1 guidance also is 0%-1% which is extremely poor. Is this a lingering problem for you going into the New Year?

S.D. Shibulal

Our Q1 guidance is as we see at this point in time because we have just come through a difficult quarter. We have just come through a quarter where multiple things happened during the end of the quarter. As I said they happened during the end of the quarter, they did not happen at the beginning of the quarter. You can clearly see that we just entered the phase only about a month back. We have to look at the reality as it is today. Our Q1 guidance reflects what we see today. But at the same time I want to point out that there are many positives which we need to see in this environment. We have added 52 new clients which is one of the highest client additions. Out of that 8 of them are ‘Fortune 500’ in US and 4 of them are ‘Fortune 500’ Global. Our pricing increase is something to think about. In a difficult year, our pricing has gone up by 4.7% YoY. That shows the focus on quality of growth. One needs to focus on quality revenue. We have always talked about it. We are continuing to focus on quality revenue and the pricing increase which we have seen through a difficult year in this environment also reflects it. Our model is also changing. That is also equally important to remember. For example, our revenue from products and platforms this quarter is 6.2%. Our platform revenue in Q4 FY12 is $25 mn but we are exiting the year with a TCV of $350 mn. Our strategies which we have put in place which focuses on being relevant to the client in their transformation, operation and the innovation agenda to strengthen our strategic partnership with our clients, to make sure that we evolve our business model into a new model where you have a dependence on various parts of the client’s business, all of those are playing out very well and that gives me quite a lot of confidence that in the long-term our strategies will be greatly in favor of our performance.

Udayan Mukherjee

Bala, it is not just 8%-10% revenue guidance but also the 4%-6% EPS guidance which is hurting investor sentiment. Also the fact that you are guiding for the 9% drop in EPS in the first quarter. What kind of margin compression are you staring ahead, both for Q1 and for the full year and why?

V. Balakrishnan

There are multiple things. You asked Shibu about the guidance. Why do we give guidance? We do not want any asymmetry of information between the management and the investors. When we look at our customer base, when we look at their budgets, we have a view on what their IT budgets are. In the last few years, we had a view on how they will spend that too. Today, we are living in a new normal world where you do not have visibility on the spending but you have visibility on the budgets. Last year, in the beginning of the year we gave a guidance of 18%-20%. Then we revised it down to 17%-19% because of currency movements and then we brought it down to 16.4%; finally, we delivered 15.8%. We are living in a new normal world. In fact, I was reading a story in the Financial Times where they said that earlier out of S&P 500 companies one-third of them used to give guidance for full year, now it has come down to one-fifth. So the ability of the companies to predict for the long-term has come down. But what we believe is we have a set of customers, we have long-term relationships with them and we have a greater visibility on the budget, so we have a view on their spending. The spending could be volatile. We have data today which we want to share with investors, that is why we give guidance.

We have given a guidance of 8%-10% growth in revenues. The EPS compression is because we normally say our operating margins could decline by 50-100 basis points in a year. That is the band. It could go up or it could come down. Even last year, our operating margins declined by 0.7%. We managed that well because we have a lot of levers onto our side. In the first quarter, the operating margins could come down by around 200 basis points mainly because the visa costs gets bunched up in the first quarter because the visa window opens up and we have to apply for visas. Number two, in the last 2 years we have been hiring locals in US. In the last 2 years, we have hired some 1,200 people each year in the US. Even this year we plan to hire another 1,200 people and most of the hiring could get bunched up in the first quarter. At the end of the day we have to invest in all the global markets where we operate, we have to create jobs there. That is what we are doing and that could have an impact on operating margins too. So these 2 things could impact operating margins by around 200 basis points. If you look at the non-operating income, we had a substantial forex gain in the fourth quarter. That will not be there in the first quarter. If we put these two together the net income level will probably be at 300 basis points compression but if we take a full year view, we believe that we can get back the operating margins and it could be within our normal band of 50-100 basis points.

Udayan Mukherjee

Shibu, let me come to the problem area that you were just outlining. The discretionary spend part of it which has clearly come down in the last 15 days of Q4. Can you tell us is it a few clients or is it a directional kind of a drift down that you are seeing in discretionary which puts you in a wore-off situation compared to some of your other peers in the industry?

S.D. Shibulal

The ramp-downs that we have seen in Q4 is not entirely in the discretionary spend, so let me just put that correctly. The discretionary spend is a reflection of the confidence which the clients have. When the confidence in the global economy comes down, the discretionary spend usually gets slowed down. There has been a very small hit in our consulting system integration space. You can clearly see that the dip in the other parts have been higher. The ramp-downs have happened in the operation side and the slowness in ramp-ups have happened in the discretionary spend side. As I said, most of this has happened over the last 1 month. When we look at our portfolio it is very important to realize that our focus is to build a sustainable model. We clearly believe that in the long run if you want to build a sustainable business, we have to operate in all parts of the clients business. You will have different properties for each of those parts. If you look at the IT operations business, it is annuity-based, long-term but price-sensitive and some part of that business is getting commoditized. If you depend on that part of the business as a big chunk, in the long-term you will have other challenges. That means irrespective of the global economy, irrespective of what temporary phenomenon you see in the market, your strategy has to be a long-term, sustainable, client value-based and more relevant to the clients. We believe that our strategic direction that we have taken over the last many years and articulated in the last 12 months about building a balanced portfolio, creating revenue in 3 different areas, is extremely important and relevant to the client and extremely important for us to build a sustainable business. You will see short-term challenges because of these reasons. Because when you have discretionary spend, when you have lack of confidence you will see challenges. But that is not a reason to change your direction or your strategy because in the long-term this is the strategy which we believe will create a sustainable business.

Mitali Mukherjee

Bala, quarter-on-quarter, volumes have dropped 1.5% and pricing has dropped as well, sequentially. For the rest of the year what is it that you are breaking-in, in terms of volume growth and if could break that up in terms of quarters and what your base case assumption is on pricing as well?

V. Balakrishnan

We believe that pricing could be stable. If the environment continues to be volatile like this, it may not go up substantially but it is not going down too because our focus always has been on high-quality growth. In the guidance, we have not assumed any price increase. We normally take the last quarter pricing and assume that that will continue for the rest of year. So most of the growth in the guidance is volume-based.

Mitali Mukherjee

How does that break-up? Quarter-on-quarter what would you say in terms of an average growth you are expecting on volumes?

V. Balakrishnan

If you look at the guidance, we said 0% to 1% in the first quarter which means around 4% to 5% growth in the rest of the 3 quarters. Typically for us the first 2 quarters are good. Normally the third and fourth quarter could be soft. So it depends on how the revenue comes in. If you look at 2009-2010 I think the third quarter was good and first 2 quarters there were challenges.

Udayan Mukherjee

Shibu, given that there is uncertainty which you yourself are saying now, will you try and mitigate that during the course of the year by being extremely cautious with salary increases to cushion your margins somewhat and also go slow on hiring so that you do not get slapped with a big bench and a very low utilization?

S.D. Shibulal

At this point in time, based on where we are, we have taken a decision not to give compensation increase. We will revisit that as and when the situation evolves.

Mitali Mukherjee

When will you revisit that?

S.D. Shibulal

We will revisit it with every quarter. When we are in Q2 we will revisit it based on what we are seeing at that point in time. On the recruitment front, we are going ahead with 35,000 people recruitment. 13,000 of those are in BPO and that means that will create a net addition of 6,000 people in Infosys Limited during this year. Our recruitment is tuned to the business growth which we are seeing. We do have a bench at this point in time because our utilization has stopped. It is a reflection of our 18 months supply chain because we recruit from the campus, they come into our environment and they go through a 6 months training program and a lot of them have come into production. I believe that that will be a short-term challenge which we need to address and in the long run it should be okay.

Mitali Mukherjee

Can I just ask you to quantify this budget to spend problem that you were talking about earlier, Shibu in terms of how much low the budget is for this year and how much of a gap you are seeing between allocation and spending?

S.D. Shibulal

By now the budgets are finalized and they are flat marginally down. Normally, at this time we should start seeing spending decisions, we should start seeing new program allocations, new project starts, new decisions being made and we are not seeing that at the same pace as what we have seen in the past, especially in the financial services space. See, in financial industry when the profits grow, the percentage of spend on technology usually goes up. There is a linkage between the profit growth of the industry and the spend in the technology space. What we are seeing now is that is broken, that is no more true and there is a reason behind it. The profit growth is happening because of various reasons whereas they are not seeing revenue growth. Usually the percentage of revenue which comes out for technology is coming down and they are looking at a month-to-month view on the spending. We are also seeing some leadership change in some of the technology organizations in some of our clients, especially in the financial services industry over the last 30 days.

Udayan Mukherjee

This is one of the weakest Q4s that I have seen in a long while if ever in Infosys and also the most conservative guidance that you have held out. Would you say that this is about the most challenging year that you are looking forward to? Have you felt more circumspect ever in the past, looking ahead into the year?

S.D. Shibulal

We are in a new normal and the organization is trying to adjust to the new normal as Bala said. It is definitely more volatile and more challenging than any other period which we have seen in the past. At the same time, we have stuck to our principles, that is very important to remember. We have stuck to our principles of giving a guidance, we have stuck to our principles of not having that asymmetry of information, stating the fact as we see it, acknowledging the fact that we have been through a difficult quarter and we are looking at a new normal and a new year. We are also clearly stating we are extremely confident about strategic direction. We are seeing very good traction for that with our clients. It is being reflected on our revenue and margins and profits. Our pricing has gone up in a pretty difficult year. Interestingly enough, if you look at our Products and Platform Revenue, while the revenue is $25 mn in Q4, we are exiting the year with a $350 mn TCV. So there are various factors being played out and when I look at our strategy, our long term, I am quite confident that we are building a sustainable business which is extremely relevant to our clients.

Mitali Mukherjee

NASSCOM says this morning, Shibu, that they are not changing their growth outlook till they hear from TCS and Wipro in terms of what they are indicating. Would you concede that Infosys is in a tougher spot than its peers right now?

S.D. Shibulal

NASSCOM gave a guidance, I think their number was 11%-14%. When they gave it they also stated that there is a possibility of revising it. We have given the guidance of 8%-10% which as Bala and me said, it is a bold thing to do in a new normal. Our aspiration is always to grow above the industry average. We have always done it, our aspiration will continue to grow above the industry average. Quality growth is also equally important. We believe that we should create quality growth which means growth and profitability and that will continue to be our focus.

Udayan Mukherjee

Gentlemen, good luck, challenging year ahead, good luck go to both of you.

Udayan Mukherjee

There have been issues in North America and in BFSI and to talk about all of that, the pluses and minuses, we have got Ashok Vemuri, B.G. Srinivas, Swaminathan D and Sanjay Purohit joining in from the Infosys top team.

Ashok, difficult quarter for you. In constant currency North America is down 4%. What went wrong? Can you give us some color in details?

Ashok Vemuri

I think as we got into the fourth quarter, we were waiting for the budget to close which did more or less happen on time with a little bit of delay than we anticipated. They came in as per expectations, flat to slightly negative. But getting the budgets is one thing and the budgets getting distributed or disbursed and funding of projects did not necessarily happen as we anticipated. It resulted in some of the projects or in some of the programs not getting necessarily funded. Therefore, the ramp ups that we were expecting as a result of the deals that we had signed did not happen. At the same time, there has been a shift of spending, if you will and some of our programs especially in the compliance area which because of changes in the regulation in terms of more time being allocated to the banks for them to be compliant, also resulted in the monies being moved out of programs especially in the regulatory compliance area. Some of the projects that were in flight, ramped down. There was a slowdown in the ramp up and there was an acceleration in the ramp down.

The other thing was, talking about the structural changes that were happening, if you look at the amount of monies earlier in the previous years that we saw being spent outside the United States by the financial services sector, that went down fairly dramatically and all of it was being pulled back into the US and a lot of that being done not necessarily through services providers but also a little bit internally. A combination of these things in financial services resulted in this. The other is that we have been seeing the structural changes happen in the financial services business and therefore, we have been investing in our Building Tomorrow’s Enterprise whether it is in productized applications, whether it is in ramp ups and consulting and system integration business. Those services have found very good traction in the market and that has demonstrated to the fact that we have had good wins in that and we have had higher prices realizations. So they are not necessarily as scaled up or necessarily as fast moving, especially in a reducing discretionary budget environment as our business IT services business. Hopefully the strategy is right because that is the direction in which we see the marketing going. We are seeing that our services and our investments are finding traction but those have to be scaled up and that is what we are thinking will happen in the next year.

Mitali Mukherjee

Morning Ashok, the only other benchmark the market has about issues in BFSI is the post Lehman period. Would you liken it all in terms of the crunch that you are seeing and also some analysts are pointing that you are facing problems on a sub-vertical BFS rather than the BFSI umbrella? Can you quantify where it is you are facing greater struggle and whether or not this is as bad or even close to the position you had post Lehman.

Ashok Vemuri

If you look at the financial services clients, if you look at the banking and capital market space, even though their results and their balance sheets are looking better than they were in the 2008 period or if you look at the S&P companies and their profitability, this is not the real profit as I would call them. These are the results of write-backs, these are the results of the stimulus money etc. Insurance as a sub-sector has not necessarily kicked in as much as we thought it would kick in because of significant diversion of funds that is happening to healthcare as distinct from insurance. I would actually characterize the financial services space to be still challenged. Even though their financials may be looking better, that is a combination of write-backs and stimulus money which is not necessarily real. Whether it is as bad as it was during the crisis period? May be not because I think they are much more mature in terms of how they are responding to it. Also our footprint has expanded in these financial services clients, both in the US as well as in Europe. We have a significantly large traction now in Europe. We are also benefited from the fact that we have opened a large number of new accounts. If you look at the 52 new account opening that Shibu was talking about, we have about 8 of them in the US Fortune 500 and 4 of the 8 are in the financial services sector. So the traction is there. I think this is a temporary blip in that we would not able to foresee, some of the ramp ups that would not happen and definitely did not see the certain acceleration in ramp-downs as result of that we have caught left footed

Udyan Mukherjee

Europe is relatively better off though it is not a great performance, flattish quarter on quarter, are you witnessing the same ramp up issues that you are seeing in North America or are things slightly better in Europe?

B.G. Srinivas

If you look at the macro environment situation, it is still muted. There are still challenges. All macroeconomic indicators are pointing towards pain including the PMI index which reflects on the manufacturing sector and is down. But relatively compared to what has happened in the US, the client situation in Europe is relatively steady at this point in time. We have added 7 new clients during the quarter in Europe. We had seen traction in the energy sector. In the financial services we have had some wins in the last quarter. Their ramp ups have been little slower than what we anticipated but there has not been any significant ramp downs at this point in time. We have also seen while the retail sector is not doing that well, the investments continues to happen. Even in other sectors like pharma, the process sectors, business is still as usual. It is steady, the outlook is cautious, the budget spend across Europe including across sectors is marginally down or flat. To that extent even going into the full year we will see a cautious outlook for Europe but the business is still steady.

Mitali Mukherjee

Where would you say the greatest challenges are coming in because as you mentioned it is not just BFSI, retail has seen a slip as well, I don’t know what the experience with Telecom is this quarter?

B.G. Srinivas

Telecom while the overall revenue may not have ramped up but we are seeing opportunities. It is still not that big in terms of making a material impact compared to other sectors, but there is activity in the wireless sector in the telecom industry. Retail as I said the sector is not looking that good but the spend is still happening. There is a lot of activity on client-centric applications, business analytics, multi-channel commerce. Energy – the energy sector is looking at outsourcing in a big way as compared to what they used to do in the past, so we have some opportunities there. Financial services – vendor consolidation initiatives continue in Europe, to that extent again there are opportunities. While the outlook in terms of IT spend is not that great, the opportunity in the pipeline is still there today.

Udayan Mukherjee

Sanjay, Shibu was speaking quite glowingly about how much platforms and solutions have contributed up to 6% of revenue now. Can you take us through what exactly is accounting for that $ 350 mn TCV that he spoke about and do you have a target of what you can do in terms of percentage of revenues by the end of FY 13 now?

Sanjay Purohit

When we looked at our product and platform strategy, the one important aspect is that we are introducing a new business model where it creates a different kind of a growth momentum. Like Shibu said that while revenues may have clocked in at about $25 mn, we have a total contract value of $350 mn and our objective is to build that momentum going forward. As we speak today, we have 12 platforms that are active in the market. We also have last year brought in a total of 34 clients on to the various products and platforms, 23 being on platform and 11 being on different kinds of products. Finacle which is our flagship product has also gone on and added 52 clients additionally into this. Our entire strategy going into the future would be how we can scale this up to make it into about a third of our business which is what has been our strategic aspiration. At the moment given where we are, it is evolution, so we are not looking at what would it do in a quarter or in a year. What we are looking at is, are we on the right trajectory and right path to this to become a third of our business. So we are very excited about next year to keep on building the momentum like we did last year. Hopefully we would be at a very different place in terms of momentum when the year ends. The other important aspect of this is that this involves a lot of co-creation with clients, this is very exciting in terms of building our client relationships and working with them to create new capabilities for different markets. We have seen some instances of that in the recent past in terms of what we have done with Airtel or what we have done with GlaxoSmithKline. It is an evolving space but essentially a new model fundamentally based on how do you help clients, deal with their capex and convert into a variable opex model, how do help them deal with outcomes rather than only deal with the footprints of the technology. So we are looking forward to it.

Mitali Mukherjee

What’s the BPO experience on-voice, non-voice, whether the attrition levels have come down this quarter?

Swaminathan D.

Voice continues to be around 15% of my total revenues. Attrition continues to be around 34%-35%. It has been a great quarter for us in BPO, 16% growth quarter-on-quarter and one of the best quarters in the last 8 quarters. Margin has seen an upswing. I continue to talk about the transactional BPO to a transformational BPO, the revenue productivity has gone up by good 17% year-on-year. We have now become very much global-centric. We have 6 centers in India, 12 outside of India, 30% of my revenue comes from revenues outside of India. In a sense, the Global Delivery Model is working. 20% of our human resources is now based outside of India. I do think that it has been a great quarter and a great year for BPO. I also clearly believe that clients are now getting to see a lot more value in BPO beyond transactional to being transformational. All and all there is a lot of positivity and I do believe that next year we will build from where we are today.

Udayan Mukherjee

Can you give us a sense Swami of what growth you clocked in BPO in FY12 in terms of revenues and EBIT and if you can give us some sense of what kind of growth you could be looking at for your business in FY 13?

Swaminathan D.

In terms of revenue, on a consolidated basis we are about $495 mn for this fiscal which means a 16% growth over previous year. I am not really making a guess in terms of what is going to be the growth next year but we are clearly on our next goal which is how sooner we’re going to get to the billion dollars. Clearly the three acquisitions that we did, one in 2007, one in 2009 and third one in 2011, they have got well integrated to the overall scheme of things. They now contribute about 20% of my revenues and I do believe that that traction will continue to see us moving very quickly forward in the years to come. There is a lot of good feel and cheer on the BPO front at this point in time.

Mitali Mukherjee

Sanjay how tough is competition in the space that you are working in right now because some of your peers have suggested that the past is basically getting smaller so it is about who can elbow whom out?

Sanjay Purohit

I don’t think this is about the pie. The reason being that this is a business model that is creating newer and newer spaces for us in our clients. Let me give an example how clients are running the business. When we look at the entire space of Digital Marketing, this is not starting with the thought process saying what is the technology spend of the client in digital marketing and how can you link technology into that context but it is about saying how much is the client spending on marketing and can we help the clients actually realize better value of their overall marketing spend and you bring technology to deal with that. So it is not about elbowing out in terms of where are the technology spends and who is getting what share of it, it is about building new capabilities. For example if you look at what we are doing with Airtel money, it is not about a certain technology footprint and you are trying to see who is elbowing out whom. Instead you build a completely new capability for the market. In emerging markets, making cashless payment is a completely new area. In our products and platform strategy, we are increasingly looking for more and more capabilities that we can build for our clients as they look into the future which is perfectly aligned with our ‘Building Tomorrow’s Enterprise’ line of thinking that we have to look at new capabilities, look at wide spaces because the world of tomorrow is not about how would you sort of fight it out in terms of what we are doing today but look at what you want to create for tomorrow. That is how we have concentrated and built our products and platform strategy, build new capabilities, look at new ways to create value for your clients whether it is in growth, whether it is in profitability or whether it is in asset efficiency.

Udyan Mukherjee

Swami Shibu was just telling out about the hiring targets for BPO for this current year, Will there be wage hikes you think on the BPO front and will you be able to improve on EBIT margins on what you delivered in the current year on the BPO front?

Swaminathan D.

Well the target is to sort of maintain the margins that we have made this year. One is not seeing a very big uptake in pricing because many of the transactions are getting commoditized. But due to our own focus on getting to the high-end value chain of the transformational BPO, we have been able to take away the linearity in the business and there is a lot more non-linear growth that is happening. I do believe that the margins should hold themselves in the next year. Yes, there will have to be a compensational increase but we have to decide the timing.

Udayan Mukherjee

Gentlemen have a good year, thanks very much both of you for joining in.

That is the Infosys Management for the current year and the guidance for FY13 and what individual vertical, business heads and geography heads believe the year ahead have for us.